# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C.  20549

## FORM 8-K

## CURRENT REPORT

### PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

### Date of Report (Date of earliest event reported):  December 29, 2014

# ASSOCIATED ESTATES REALTY CORPORATION
*(Exact name of registrant as specified in its charter)*

Commission File Number 1-12486

| Ohio | 34-1747603 |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification Number)* |

## 1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO  44143-1550
*(Address of principal executive offices)*

## (216) 261-5000
*(Registrant's telephone number, including area code)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

**Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On December 29, 2014, Associated Estates Realty Corporation (the "Company") announced the retirement of Mark L. Milstein from the Board of Directors (the "Board"), and the election by the remaining directors of Douglas Crocker II as a member of the Board to fill the vacancy created thereby.  Mr. Milstein had served as a director since 1993.  A copy of the press release is incorporated by reference herein as Exhibit 99.1.

In connection with Mr. Milstein's resignation, the Board agreed to vest on a pro rata basis to the date of his resignation the 5,727 Common Shares granted to Mr. Milstein on May 7, 2014, pursuant to a Restricted Shares Agreement as a component of the annual compensation paid to directors of the Company.

The Board determined that Mr. Crocker is an independent director in accordance with New York Stock Exchange listing standards.  Mr. Crocker was also elected to serve as Chair of the Finance and Planning Committee of the Board.  In connection with his appointment and service to the Board, Mr. Crocker will be entitled to receive the same compensation as all other non-employee directors of the Company as disclosed in the Company's definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on March 28, 2014, which Mr. Crocker will receive on a pro rata basis through the 2015 Annual Meeting of Shareholders.  In addition, the Board awarded Mr. Crocker restricted shares with a grant date market value of $100,000 pursuant to the Company's Amended and Restated 2011 Equity-Based Award Plan, which restricted shares will vest ratably over a three-year period.

**Item 8.01 Other Events**

Absent a waiver of such provision, Section 2 of the Company's Corporate Governance Guidelines would preclude Mr. Crocker from standing for re-election to the Board at the Company's 2016 Annual Meeting of Shareholders.  Believing it to be in the best interests of the Company and its shareholders, the remaining directors, in connection with their election of Mr. Crocker to the Board, waived the aforementioned mandatory retirement age with respect to Mr. Crocker for the 2016 Annual Meeting of Shareholders.

**Item 9.01    Financial Statements and Exhibits.**

(d)    Exhibits
Exhibit 99.1  Press Release dated December 29, 2014

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

December 29, 2014
(Date)

/s/ Lou Fatica
Lou Fatica, Senior Vice President
  Treasurer and Chief Financial Officer